Filed by United States Steel LLC and USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
  And deemed filed pursuant to Rule 13e-4 of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                   Commission File No. 333-71454

                     USX CAPITAL TRUST I REDEEMS ITS "QUIPS"


     PITTSBURGH, Nov. 28 - - USX Corporation ("USX") announced today that its wholly owned business trust subsidiary, USX Capital Trust I ("Capital Trust"),

subject to and conditioned upon the effectiveness of the proposed separation by

USX of its energy and steel businesses:  USX - Marathon Group (NYSE: MRO) and

USX - U.S. Steel Group (NYSE: X), is redeeming on January 2, 2002 or on the first day immediately following the day that the separation becomes effective,

whichever comes later ("Redemption Date"), all of the then outstanding 6.75%

Convertible Quarterly Income Preferred Securities ("QUIPS") (NYSE:X.Z). This

redemption is required pursuant to the terms of the QUIPS as a result of, and is conditioned upon, the effectiveness of the separation.  If the Redemption Date is January 2, 2002, Capital Trust will credit holders' accounts at the

Depository Trust Company ("DTC") an amount in cash equal to $50.01875 per QUIPS held on the Redemption Date, reflecting the redemption price of $50 per share,

plus a cash payment for accrued but unpaid distributions through the Redemption

Date.  If the Redemption Date occurs after January 2, 2002, Capital Trust will further credit holders' accounts for any additional accrued but unpaid distributions.  On and after the Redemption Date, distributions on the QUIPS will cease to accrue, and all rights of holders of QUIPS will cease, except the right to receive the redemption price, together with accrued but unpaid distributions through the Redemption Date.  The QUIPS were issued in book entry form only through the DTC and the redemption price will be paid through DTC,

which in accordance with its procedures will make payment to its member securities brokers and dealers, banks, trust companies, and clearing corporations.

     The QUIPS are the subject of a previously announced exchange offer by

United States Steel LLC, currently a wholly owned subsidiary of USX, pursuant to which United States Steel LLC is offering to exchange $50 principal amount of its 10% Senior Quarterly Income Debt Securities due 2031 ("SQUIDS") for each validly tendered and accepted QUIPS of USX Capital Trust I, up to a maximum face amount of $127 million of QUIPS, plus a cash payment for accrued but unpaid distributions.  Beneficial owners of QUIPS of USX Capital Trust I who decide to participate in the exchange offer should contact Goldman, Sachs & Co., the

Dealer Manager for the exchange offer, or their owner broker, dealer, bank,

trust company or other financial advisors.

                                      -o0o-


     Holders of QUIPS and any of the other securities that are the subject of the exchange offers are advised to read the registration and tender offer statements because they contain important information. Such holders may obtain a free copy of the registration and tender offer statements, prospectus and other documents filed by USX Corporation and United States Steel LLC with the Securities and Exchange Commission, at the Securities and Exchange Commission's website at http://www.sec.gov/. Such holders may also obtain a free copy of the prospectus contained in the registration and tender offer statements from USX Corporation, Shareholder Services, 600 Grant Street, Room 611, Pittsburgh, PA 15219-2800. Phone (412) 433-4801, (866) 433-4801 (toll free), (412) 433-4818
(fax).